BOk Mortgage

P.O. Box 35688
7060 South Yale
Tulsa, Oklahoma 74153

 Report of Management on Compliance with Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage
                                    Bankers

We, as members of management of the Mortgage Banking Division of the Bank of Oklahoma (the "Division"), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Division's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1998 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1998, the Division complied with the minimum servicing standards set forth in the USAP.

As of and for the same period, the Division had in effect a fidelity bond and errors and omissions policy in the amount of $30,000,000.

March 23, 1999

David L. Laughlin
President

James S. Marshall, Jr.
Senior Vice President & CFO